UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101(1)

(CUSIP Number)

NAVER Corporation

6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82-1588-3830

Attention: Mr. Jemin Ryoo

With a copy to:

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

19F Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Phone Number: +82-2-6353-8030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one share of common stock.

CUSIP No. 53567X101	13D	Page 2 of 4 pages

1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see Instructions) WC, BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 184,756,543 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 184,756,543
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 184,756,543
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☒
13.	Percent of class represented by amount in Row (11) 73.5% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 251,301,642 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 4 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D is being filed by NAVER Corporation (“NAVER”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D as filed by NAVER with the Securities and Exchange Commission (the “SEC”) on September 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed by NAVER with the SEC on November 18, 2019, Amendment No. 2 to Schedule 13D filed by NAVER with the SEC on December 23, 2019 and Amendment No. 3 to Schedule 13D filed by NAVER with the SEC on August 3, 2020 (the “Initial Schedule 13D,” and as amended by this Amendment No. 4 to Schedule 13D, this “Schedule 13D”). This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of LINE Corporation (the “Issuer” or “LINE”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 4, 2020, the Fair Trade Commission of Japan (the “Japan FTC”) issued a notice to LINE, SoftBank and SoftBank SPC (which effected an entity conversion into a limited liability company as of March 31, 2020 and changed its name to “Shiodome Z Holdings GK”) stating that it will not issue a cease and desist order against the Transactions and that, effective immediately, it will terminate the statutory waiting period for the pre-merger filing with the Japan FTC for the Transactions, and as of the date of this Amendment No. 4 to Schedule 13D, the Japan FTC has not filed a petition for an urgent injunction to a court with respect to the Transactions. Accordingly, as of the date of this Amendment No. 4 to Schedule 13D, all applicable regulatory approvals with respect to the Transactions, including the Tender Offer, have been obtained (or the relevant waiting periods have expired or been terminated) and no orders have been issued prohibiting the Transactions, including the Tender Offer.

CUSIP No. 53567X101	13D	Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer